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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

ElkCorp
(Name of Subject Company (Issuer))

Building Materials Corporation of America
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

Building Materials Corporation of America
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$901,969,200	$96,510.71

*
The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $40.00 per share by the sum of (i) the 20,610,111 shares of common stock, par value $1.00 per share, of ElkCorp (the "Shares"), issued and outstanding as of December 15, 2006, according to the Agreement and Plan of Merger, dated December 18, 2006 (the "Prior Merger Agreement"), by and among CGEA Holdings, Inc., CGEA Investor, Inc. and ElkCorp; (ii) the stock options granted to purchase 1,357,419 Shares issued and outstanding as of December 15, 2006, according to the Prior Merger Agreement; and (iii) the 581,700 Shares subject to outstanding performance share awards as of December 15, 2006, according to the Prior Merger Agreement.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$96,793.22	Filing Party:	Building Materials Corporation of America
Form or Registration No.:	005-02742	Date Filed:	December 20, 2006 and January 3, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐
Check the appropriate boxes below to designate any transactions to which the statement relates.

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this "Amended Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 20, 2006, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on January 3, 2007, by Building Materials Corporation of America (including any successor thereto, the "Purchaser"), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $40.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated December 20, 2006 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 5 of the Schedule TO is hereby amended and supplemented by adding the following:

        Section 10—Background of the Offer; Contacts with the Company—of the Offer to Purchase is hereby amended and supplemented as follows:

        The following section is hereby added immediately preceding the last paragraph of Section 10 of the Offer to Purchase:

  On January 5, 2007, BMCA sent the following letter to the Special Committee of the Board of Directors of the Company.

    January 5, 2007

    Special Committee of the Board of Directors of ElkCorp
    c/o Mark Gordon, Esq.
    Wachtell, Lipton, Rosen & Katz
    51 West 52nd Street
    New York, NY 10019

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        Ladies and Gentlemen:

          On Friday, December 29, 2006, our Companies entered into confidentiality and standstill agreements, under which BMCA has been promised access to reasonable diligence in order to create a level playing field and enable it to maximize value to Elk shareholders.

          Notwithstanding the agreement, progress in terms of the due diligence process has proven, at least until late yesterday afternoon, frustratingly slow. By way of background, after signing the confidentiality agreement last Friday, BMCA's management team offered to travel to Dallas and work with Elk over the holiday weekend. Elk declined to do so, finally scheduling a conference call at noon on Tuesday. On this call, the only Elk management representative was Tom Karol, while other members of Elk management who presumably would have been in a position to respond to a number of our due diligence inquiries were for some reason excluded.

          Moreover, on the same conference call, raising questions as to whether we were entitled to the most basic information, Tom declined to respond to approximately 25 separate, entirely appropriate inquiries. By way of just one example, we were unable to obtain, or even receive a commitment to furnish, information concerning the Company's financial performance in October, November, and December 2006. Although Tom promised to reconsider his position at a subsequent time, and has since agreed to provide the requested information, it has been painfully slow in coming. In this connection, while BMCA's due diligence team was scheduled to meet with Tom and three other Elk executives this morning in Dallas, this meeting had to be postponed because information we had been promised by Elk had not been made available as of the time our people had to leave for the airport yesterday afternoon. Since that time, we have confirmed a rescheduled meeting for Saturday morning and are at last in the process of receiving meaningful due diligence information.

          Given the background of Elk's entire process, which we understand began 4-5 months ago, together with our recent experience, I think you can well understand our concern. As you know, although BMCA is Elk's most logical merger partner, the process had proceeded for months with a number of management buyout firms without so much as an invitation to BMCA to participate. Then when we surfaced with our proposal, which included a clear statement that we were willing to consider paying more, we were, for all intents and purposes, shut out of the process because we were unwilling, not surprisingly, to sign an extremely onerous standstill agreement whose principal points we were told were not subject to negotiation. And then without so much as calling BMCA to provide it with an opportunity to increase its merger price proposal, Elk proceeded to enter into an agreement with Carlyle, at a price now shown to be inferior, obligating Elk to pay a $29 million breakup fee.

          On another issue, Tom and your advisors requested this past Tuesday information about the merger process. Since then, we and your advisors have had a number of conversations regarding the process and our currently pending tender offer. While we do not believe that there should be any ambiguity, perhaps in an excess of caution, we again summarize the state of play as follows:

            1.     Tender Offer. BMCA has pending a tender offer for all shares of ElkCorp common stock at $40 per share, in cash, not subject to a diligence or financing condition. We are ready, willing and able to close the tender offer subject to the satisfaction of the conditions to the offer. Satisfaction of the principal conditions are within ElkCorp's control. You need only lift the Rights Plan, and waive the application of Delaware 203 and Article Thirteen of your Certificate of Incorporation. As disclosed in the offer, we would then pursue a second step merger at the same price per share as the tender offer; or

            2.     Negotiated Merger Agreement. Alternatively, we understand the interest Elk has expressed in managing any further rounds of this bidding contest and moving toward a

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    negotiated merger agreement. To that end, we have delivered a draft agreement that is superior to the Carlyle agreement in both timing and price, and at least as strong as the Carlyle agreement with regard to every other contractual provision. We have received your advisors' comments on that agreement and our financing letters. In response, we have redrafted the merger agreement accepting all reasonable proposals and the financing letters which now address the three specific issues they raised as concerns. These documents will be returned to your advisors today.

          In order to put BMCA on a level playing field in this bidding contest, we agreed Friday night that Elk would provide access to reasonable due diligence but in no event less than what was provided to Carlyle. We encouraged Elk to do this because we believe that only by being on a level playing field with Carlyle can we deliver a binding merger agreement with terms acceptable to you and participate most effectively in any further rounds of the current bidding contest. Whatever the faults of the process to date, it should be readily apparent that a fair process and a level playing field will deliver the most value to Elk's shareholders.

          Given the pendency of our tender offer and our delivery of draft documents for a negotiated merger agreement, we do not understand how the Special Committee can maintain its current recommendation of the Carlyle offer. Our $40 offer, on substantially the same terms as your current Merger Agreement, is a "Superior Proposal" that we think compels your Board to consider a Change of Recommendation. We therefore urge you to provide the notice required by Section 5.3(d) of your current Merger Agreement to CGEA Holdings, Inc.

          As I think is plainly apparent, we are seriously committed to concluding the Elk-BMCA merger, and we trust that your Committee will do the right thing so that we will both be in a position to close this transaction at the earliest possible time. In the meantime, if you have any questions the Committee should like to discuss, Sam Heyman and I will be pleased to meet with the Special Committee at its earliest convenience.

Sincerely,
/s/ Robert B. Tafaro
Robert B. Tafaro
President and Chief Executive Officer
cc:	Mr. Thomas D. Karol, CEO Mr. Lee Lebrun, UBS

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(P) Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.

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SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 5, 2007 that the information set forth in this statement is true, complete and correct.

Building Materials Corporation of America
By:	/s/ Robert B. Tafaro
	Name:	Robert B. Tafaro
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a) (1) (A)	Offer to Purchase, dated December 20, 2006. *
(a) (1) (B)	Letter of Transmittal. *
(a) (1) (C)	Notice of Guaranteed Delivery. *
(a) (1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a) (1) (E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a) (1) (F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan. *
(a) (1) (G)	Trustee Direction Form. *
(a) (1) (H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a) (1) (I)	Press Release Issued by Purchaser, dated December 20, 2006, Announcing the Commencement of the Offer. *
(a) (1) (J)	Summary Advertisement, dated December 20, 2006, Appearing in the New York Times. *
(a) (1) (K)	Press Release, dated December 17, 2006. *
(a) (1) (L)
Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp. *
(a) (1) (M)	Press Release, dated December 18, 2006. *
(a) (1) (N)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp. *
(a) (1) (O)
Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006. *
(a) (1) (P)	Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(b) (1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Building Materials Corporation of America, dated December 18, 2006. *
(b) (2)	Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch and Building Materials Corporation of America, dated December 18, 2006. *
(d) (1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, Heyman Investment Associates Limited Partnership and Purchaser. *

*
Previously filed.

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